Exhibit 99.1

Orascom Telecom to acquire AAL Corporation interest in WIND Mobile Canada

Anthony Lacavera to step down as CEO of WIND Mobile Canada, Plans to Launch Globalive Capital in 2013

Cairo and Toronto, January 18th, 2013: On the heels of a strong growth year, Orascom Telecom Holding S.A.E. (“Orascom”) and WIND Mobile’s founder, Chairman and Chief Executive Officer Anthony Lacavera, jointly announce that they have entered into an agreement to transfer Mr. Lacavera’s shares of WIND Mobile Canada to Orascom.

Mr. Lacavera, who plans to launch a new initiative, Globalive Capital in 2013, will remain WIND Mobile’s Chairman and CEO until closing, and will continue in a non-operational capacity as WIND Mobile Canada’s Honorary Chair. Upon closing, Orascom will own an indirect 99.3% interest in Globalive Wireless Management Corp.

“As an entrepreneur, my vision was to ignite change across the wireless landscape in Canada, bringing more competition, better prices and superior service to Canadians,” said Mr. Lacavera. “And that is exactly what we did. Now that I am confident WIND Mobile Canada is on a course for long-term success, I can focus on launching Globalive Capital to make targeted investments in companies that share my entrepreneurial vision and continue to support innovation through new and emerging entrepreneurs.”

Mr. Lacavera founded WIND Mobile in Canada in 2008. Partnering with Orascom (now majority owned by VimpelCom Ltd.), WIND Mobile acquired spectrum in the 2008 wireless auction and launched what is now Canada’s fourth largest wireless carrier. Since that time, Wind Mobile has launched in Southern Ontario (including Toronto), Ottawa, Vancouver, Calgary and Edmonton and now serves 600,000 subscribers.

Under the terms of the signed agreement, upon obtaining certain necessary regulatory approvals, Orascom will indirectly acquire all of AAL Corp.’s interest in Globalive Wireless Management Corp., which operates under the WIND Mobile brand in Canada. AAL Corp. is a holding company that is majority-owned by Anthony Lacavera. As part of the consideration to be paid to AAL Corp. (which includes cash consideration and a continuing economic participation in WIND Mobile for AAL Corp.), the Globalive group’s fixed-line assets (including the Globalive name and trademark) will be transferred to AAL Corp.

“Anthony Lacavera has been the face and the voice of WIND Mobile Canada” said Ahmed Abou Doma, Chief Executive Officer of Orascom. “I wish to pay tribute to his leadership in making WIND Mobile the official alternative to the ‘Big Three’ incumbents in Canada.”

Completion of the transactions is subject to satisfaction of certain conditions, including Canadian regulatory approval of the conversion of Orascom’s non-voting shares into voting shares, which would result in Orascom holding an indirect 65.1% voting and economic interest in Globalive Wireless Management Corp. immediately before completion of the transactions with AAL Corp. Orascom currently holds an indirect 32% voting interest and 65.1% economic interest in Wind Mobile Canada. AAL Corp. currently holds an indirect 66.7% voting interest and 34.3% economic interest.”

About Orascom Telecom:

Orascom Telecom is a leading international telecommunications company operating GSM networks in high growth markets in the Middle East, Africa and Asia, having a total population under license of approximately 449 million with an average mobile telephony penetration of approximately 56% as of September 30th, 2012. Orascom Telecom operates GSM networks in Algeria (“OTA”), Pakistan (“Mobilink”) and Bangladesh (“banglalink”) and has an indirect equity shareholding in Globalive Wireless Canada (“Wind Mobile”). In addition it has an indirect equity ownership in Telecel Zimbabwe (Zimbabwe) and through its subsidiary Telecel Globe, OTH also operates in Burundi and the Central African Republic. Orascom Telecom reached over 85 million subscribers as of September 30th, 2012.

Orascom Telecom is traded on the Egyptian Exchange under the symbol (ORTE.CA, ORAT EY), and on the London Stock Exchange its GDSs are traded under the symbol (ORTEq.L, OTLD LI). For more information, visit www.orascomtelecom.com.

About Globalive Holdings:

Globalive Holdings is a leading provider of telecommunications solutions in Canada and internationally to the consumer, business and hospitality markets. The Globalive companies include: WIND Mobile, Yak Communications, One Connect, Canopco and Globalive Carrier Services. For more information, visit www.globalive.com.

Wind Media Contacts:

Shelley Thomas

Narrative Advocacy Media

Office: (416) 922-2211

Mobile 416-357-7829

shelley.thomas@narrative.ca

OTH Investor Relations Contacts:

Mamdouh Abdel Wahab

Head of Investor Relations

OTInvestorrelations@otelecom.com

Tel+20(2)2461 5050/51

Fax +20(2)2461 5054/55

www.orascomtelecom.com